PENINSULA RESOURCES LTD.

2110–1177 West Hastings Street Vancouver BC V6E 2K3 Phone:  (604) 688-5007 Fax:  (604) 909-4682

Trading Symbol: PNU.H

N E W S    R E L E A S E

June 18, 2010

Peninsula Resources Ltd. announces Details of Transaction with Zodiac Exploration Corp.

June 18, 2010 – Vancouver, British Columbia – Peninsula Resources Ltd. ("Peninsula” or the "Company") (TSX VENTURE: PNU.H) is pleased to provide further information on its previously announced transaction with Zodiac Exploration Corp. ("Zodiac").  As indicated in Peninsula’s June 4, 2010 news release,  Peninsula and Zodiac have entered into a letter agreement dated June 3, 2010 (the “Letter Agreement”) under which Peninsula will acquire all of the outstanding shares of Zodiac (the “Transaction”) through the issuance of common shares of Peninsula.  Zodiac has interests in certain oil and gas properties in the San Joaquin Basin in California, USA.

The Transaction, when completed, will be a reverse take-over for the purposes of the requirements of the TSX Venture Exchange (the "TSX-V") and should enable the Company to qualify as a Tier 2 Oil & Gas Issuer on the TSX-V.  None of the insiders of Peninsula or their associates and affiliates has any interest in the business of Zodiac or is otherwise an insider of, or has any relationship with, Zodiac or its direct or indirect shareholders, and the Transaction is not a "Non Arm's Length Transaction" as defined in under TSX-V policies.

The common shares of Peninsula to be issued to the shareholders of Zodiac in the Transaction will be issued pursuant to exemptions from the prospectus requirements of applicable securities legislation, may be subject to resale restrictions as required under the applicable securities legislation and certain shares may be subject to escrow conditions as required by the TSX-V.

The parties have agreed to use their best efforts to complete the Transaction by the earliest possible date.  The parties expect the Transaction will proceed by way of a plan or arrangement under which a special purpose subsidiary of Peninsula will amalgamate with Zodiac.   Both Zodiac and Peninsula intend to hold shareholder meetings during the latter half of August  2010 to approve the Transaction.

Upon completion of the Transaction, the Company will have its head office located in Calgary, Alberta. Zodiac will be a wholly owned subsidiary of the Company and the Company plans to change its name to one which is acceptable to the proper regulatory authorities, including the TSX-V, and the common shares of the Company are expected to be listed on the TSX-V under a new trading symbol.

Conditions to the Completion of the Transaction

The obligations of Peninsula and Zodiac to consummate the Transaction shall be subject to, among other things: (i) the receipt of all necessary regulatory and TSX-V approval, including, without limiting the generality of the foregoing, the approval of the Transaction in accordance with the TSX-V policies; (ii) the receipt of all necessary shareholder and board of director approvals; (iii) the confirmation of the representations and warranties of each party to the Agreement; (iv) the absence of any material adverse effect on the financial and operational condition or the assets of each of the parties; (v) the delivery of standard completion documentation; and (vi) other conditions which are by precedent customary for a transaction such as the Transaction. The conditions listed above are for the benefit of, and maybe waived by, Peninsula and Zodiac as it relates to the obligations of the other party to perform or obtain the same.

About Zodiac Exploration Corp.

Zodiac is a private Alberta incorporated company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.   Zodiac currently holds working interests in approximately 50,000 gross acres (31,000 net acres) in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar Prospect.  A portion of these lands (the “Farm-in Lands” - approximately 24,521 gross acres, 19,617 net acres) are subject to earning provisions which include shooting a seismic program (completed in fall of 2009) and paying 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011 and one well on the Hawk prospect by May 31, 2013.

Zodiac has begun preparations and sourcing of materials to carry out its initial work program on the Jaguar Prospect.  The initial work program includes drilling a vertical test well to fully evaluate the Vaqueros and Whepley reservoirs and the Kreyenhagen source rock.  The first well is currently scheduled to be spud in September, is expected to cost approximately US$7.5 million and will be a 100% Zodiac well.  This initial well will fully earn Zodiac’s 80% interests in Farm-in Lands on the Jaguar Prospect (19,689 gross acres, 15,751 net acres).  Once the data from the first well is fully analyzed a horizontal well will be drilled into one of the target reservoirs.  The second well (the first horizontal well) is also expected to cost approximately US$7.5 million ($4.8 million net).  The gross cost for the initial work program is estimated at US$15 million (US$12.3 million net).  The drilling of the Hawk prospect will be considered at a future time.

Recently, Zodiac, through a wholly owned subsidiary, entered into a Joint Development Agreement with a major California based operator and producer to develop their respective contributed properties within a 68 square mile area of mutual interest.   This area of mutual interest incorporates the area in which Zodiac shot a 52 square mile 3D seismic program in the fall of 2009 and is the same area where Zodiac, as operator, will execute its initial work program.

Sproule U.S. Limited. (the “Evaluator”), an independent qualified reserves evaluator and auditor, has prepared a Geological Report, in compliance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, entitled “Technical Review of Certain P&NG Holdings of Zodiac Exploration Corp. in the San Joaquin Basin, California USA” as of December 31, 2009 (the “Geological Report”).  In the Geological Report, the Evaluator concludes that the opportunities represent medium risk oil prospects and that Zodiac’s proposed exploration and development program constitutes a reasonable and prudent approach to the exploration and possible development of these lands.

The Evaluator has also prepared a Resource Assessment and Evaluation report, in compliance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, on the resource estimates and values in respect of certain of Zodiac's properties, entitled "Evaluation of the Jaguar Prospect, San Joaquin Basin, California, as of June 1, 2010, for Zodiac Exploration Corp.” (the “Report”).  A summary of the estimated Total Petroleum Initially in Place (“TPIIP”) is provided in the Report and set out in the following table:

Note: Total Petroleum Initially in Place is defined by COGEH and SPE-PRMS, as that quantity of petroleum which is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum which is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).

The mean TPIIP estimate for Zodiac’s land holdings on the Jaguar Prospect is 4,245 MMbbl which equates to approximately 75.3 MMbbl/section.

No proved, probable or possible reserves have been assigned to these lands at this time and they have been assessed as an unproved property containing contingent and prospective resources, a summary which is provided in the following table:

Evaluation Summary, Jaguar Prospect
San Joaquin Basin, California
As of June 1, 2010
Reserves / Resources Category	Parameter	Low Estimate	Best Estimate	High Estimate
		(P90)	(P50)	(P10)

Reserves		zero	zero	zero
Contingent Resources	technology	verticals	verticals	horizontals
	recoverable oil (MMbbl)	zero	zero	10.82
	NPV10BT (US$MM)	zero	zero	249.1
Prospective Resources	technology	verticals	verticals	horizontals
	chance of success	20%	20%	80%
	recoverable oil (MMbbl)	0.20	1.08	56.56
	NPV10BT (US$MM)	zero	zero	561.51
Notes:
1. These values reflect an average 80% working interest in the prospect lands, subject to a 2.5% GORR before payout and a 4% GORR after payout.
2. The Farm-in Lands, which are approximately 58% of the entire Jaguar Prospect acreage position, will be earned upon the drilling of the test well, which is planned for Q3/2010.
3. No economics were run on the low and best estimate cases; they were deemed to be uneconomic based on the anticipated recoverable volumes and well costs.
4. NPV10BT = net present value calculated before-tax, discounted at 10%/year.

5. Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

6. Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the prospective resources will be discovered and, if discovered, there is no certainty that it will be commercially viable to produce any portion of those resources.

Zodiac also holds an approximate 13% non-operated working interest in approximately 516,000 acres (67,000 net acres) in the Windsor Basin in Nova Scotia.  Zodiac participated in the drilling of 3 wells in 2008 and in a 2D seismic program in 2009.  The operator of the property is seeking a farm-in partner to continue to test the potential of these lands.

Based on Zodiac’s audited financial statements for the year ended December 31, 2009, Zodiac had oil and gas revenue net of royalties of $nil and operating expenses of $nil, and net loss for the year ended December 31, 2009 of $1,766,018.

As at December 31, 2009, Zodiac had a working capital surplus of $824,430, total assets of $17,201,999 and total liabilities of $840,088 (of which $634,043 were current liabilities).

Based on Zodiac’s management prepared financial statements for the quarter ended March 31, 2010, Zodiac had oil and gas revenue net of royalties of $nil and operating expenses of $nil, and a net loss for the quarter ended March 31, 2010 of $522,760.

As at March 31, 2010, Zodiac had a working capital surplus of $10,623,082, total assets of $27,496,044 and total liabilities of $714,443 (of which $504,277 were current liabilities).

Subsequent to the end of quarter, Zodiac raised an additional $5,466,960 through the sale of common shares and warrants.

Zodiac currently has 114,822,511 common shares outstanding.  The following persons own, directly or indirectly, more than 10% of the common shares of Zodiac:

Name	Zodiac Shares
Chilton Global Natural Resources Partners, L.P.	28,000,000
Jennison Natural Resources Fund	13,500,000

Zodiac also has outstanding 57,186,249 share purchase warrants and 6,930.000 stock options.

Transaction Terms

The purchase price for common shares of Zodiac will be satisfied by the issuance of 166,492,641 common shares of Peninsula.   In addition, outstanding share purchase warrants and stock options of Zodiac will be exchanged or converted into an equivalent number of Peninsula share purchase warrants and stock options using the same exchange ratio applied for number of securities and price.

Peninsula currently has outstanding 8,661,644 common shares and 5,000,000 share purchase warrants to acquire common shares at a price of $0.125/share up to the close of business on April 21, 2011.   Peninsula does not have any outstanding stock options.

Based on the foregoing, upon completion of the Transaction, the Company will have a total of 175,154,285 common shares issued, 87,920,061 common shares reserved for issuance under warrants, and 10,048,500 common shares reserved for issuance under the stock options.  Of the issued shares, 95% will be held by existing Zodiac shareholders and 5% will be held by existing Peninsula shareholders.

Those shares of the Company to be issued to Zodiac shareholders who become principals of the Company are expected to be subject to TSX-V escrow requirements.

Peninsula currently has approximately $450,000 of working capital and Zodiac has approximately $14,400,000 in working capital.  Upon completion of the Transaction the working capital of the Company is expected to be sufficient for the initial phase of the work program on the Jaguar Prospect.

Exemption from Sponsorship

In accordance with Section 3.4 of TSX-V Policy 3.4 the TSX-V has exempted the Company from sponsorship requirements for the Transaction.

Board of Directors and Executive Officers on Completion of the Transaction

Subject to any necessary shareholder and regulatory approvals, the board of directors and officers of the Company upon the completion of the Transaction will be as follows:

Murray Rodgers, President, CEO and Director

Louisa Slobodnik - COO

Randy Neely – CFO

Douglas Allen – Director

Robert Cross – Director

Gary Guidry – Director

Stanley Clay Robinson – Director/Chairman

Summary Biographies of the Board of Directors and Executive Officers

The background of each of the aforementioned persons is as follows:

Murray Rodgers, PGeol lives in Bragg Creek, Alberta, and is 54 years old.  Mr. Rodgers has over 28 years of domestic and international oil and gas experience.  Prior to starting Zodiac he was the first technical staff member and eventually rose to President and CEO of Trident Exploration.  Over the course of approximately six years Trident Exploration grew from concept to being the leading coalbed methane producer in Canada with over 200 mmcf/d of operated production.  Prior to joining Trident, Mr. Rodgers spent 10 years with OMV-Ag (Vienna).  While he was with OMV Mr. Rodgers was the co-discoverer of a multi TCF gas field in Pakistan (Miano/Sawan).

Louisa Slobodnik, PEng lives in Calgary, Alberta and is 47 years old.  Ms. Slobodnik has over 17 years of diverse oil and gas experience including reservoir engineering, facilities engineering, exploitation, acquisitions and asset rationalization.  Ms. Slobodnik began her career with Exxon/Mobil and has worked with several of Canada’s leading oil and gas exploration companies including Talisman and Canadian Hunter.  Most recently she was manager of reservoir engineering at Trident Exploration.

Randy Neely, CA, CFA lives in Calgary, Alberta and is 44 years old.  Mr. Neely has over 17 years of experience in executive financial positions, including the former CFO of Pearl (Blackpearl) Exploration and Production and CFO of Trident Exploration.   Prior to working directly in the oil and gas industry Mr. Neely had worked with TD Securities investment banking and had obtained his CA designation at KPMG.

Douglas Allen lives in Calgary, Alberta and is 60 years old.  Mr. Allen has over 30 years of advanced financial and oil and gas executive experience.  Mr. Allen is currently the CFO of Orion Oil and Gas.  Prior to Orion, Mr. Allen was CFO of North American Oilsands which was sold to Statoil in 2007 for $2 billion.

Robert Cross lives in West Vancouver, British Columbia and is 51 years old.  Mr. Cross is currently a chairman of Bankers Petroleum and Petro Dorado and is a director BNK Petroleum.  Mr. Cross has been actively involved in the financing and stewardship of oil and gas and mining companies over the past 13 years.  During that time Mr. Cross was chairman of Orion Resources which was sold to Yamana Gold for $1.2 Billion in 2007.   Mr. Cross was also formerly the CEO of Yorkton Securities, a full service resource focused investment bank

Gary Guidry lives in Sundre, Alberta and is 54 years old.   Mr. Guidry has over 25 years of worldwide exploration and development experience.  Currently Mr. Guidry is the President and CEO of Orion Oil and Gas.  Prior to starting Orion, Mr. Guidry was the CEO of Tanganyika Oil which was sold to Sinopec for $2.1 billion.   Prior to Tanganyika, Mr. Guidry had been the President and CEO of Calpine Energy Trust and the President of AEC (EnCana) International.

Stanley Clay Robinson lives in Houston, Texas and is 55 years old.  Mr. Robinson has over 30 years of worldwide exploration experience including 20 years in senior technical and management roles with Exxon where he had direct involvement in over 1 billion Bbls of discoveries.  After leaving Exxon Mr. Robinson worked as VP Exploration and Company Officer for the International division of Pogo Producing Co. and then as a technical advisor to the Red Willow Production Company.  Mr. Robinson is now self-employed.

All information provided in this news release related to Zodiac has been provided by management of Zodiac and has not been independently verified by management of Peninsula

Completion of the Transaction is be subject to a number of conditions, including but not limited to, TSX-V acceptance and if applicable pursuant to TSX-V Requirements (as such term is defined under the TSX-V policies), majority of the minority shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a Peninsula should be considered highly speculative.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in the Company’s filings with the Canadian securities regulators, which filings are available at www.sedar.com.

For further information please contact:

Len Guenther

Director

Peninsula Resources Limited

Tel: 604.688.5007

Or

Randy Neely

Chief Financial Officer

Zodiac Exploration Corp.

Tel: 403.444.7848